Exhibit 21.1

Entity Name	Jurisdiction of Incorporation or Organization
The Nature’s Bounty Co.	Delaware
United States Nutrition, Inc.	Delaware
NBTY Manufacturing, LLC	Delaware
Puritan’s Pride, Inc.	New York
NBTY Manufacturing Texas, LLC	Delaware
Rexall Sundown, Inc.	Florida
Solgar, Inc.	Delaware
The Nature’s Bounty Co. Ltd.	United Kingdom
Vita Health Products Inc.	Canada
NBTY Acquisition, LLC	Delaware
Alphabet Holding Company, Inc.	Delaware